Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE October 31, 2013
DRILLING EXTENDS MASSIVE SULPHIDE MINERALIZATION AT LEMARCHANT DEPOSIT, SOUTH TALLY POND PROJECT, NEWFOUNDLAND

Vancouver, British Columbia, October 31, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to provide an update on the  2013 Phase 2 diamond drill program underway on its wholly owned South Tally Pond copper-lead-zinc-silver-gold project in central Newfoundland. The South Tally Pond project is located adjacent to, and in the same volcanic belt as, the Duck Pond copper-zinc mine and mill complex operated by Teck Resources.

Assay results from first six drillholes (2,350 metres) of a planned 6,000 metre drill program have been received. The initial six drillholes were aimed at extending the newly discovered Northwest Zone massive sulphide mineralization located 250 metres northwest of the Lemarchant deposit (see CZN press release dated February 27, 2013).

Highlights from the 2013 Phase 2 diamond drill program include:

•	Drillhole LM13-82 intersected massive sulphide mineralization assaying 9.33% zinc, 0.38% lead, 0.90% copper, 38.57 g/t silver and 0.47g/t gold over 3.0 metres.

•
Drillhole LM13-83, located 35 metres up-dip of drillhole LM13-82, intersected multiple semi-massive to massive sulphide including 6.55% zinc, 1.96% lead, 0.30% copper, 37.12 g/t silver and 0.35 g/t gold over 9.0 metres..

The current drilling program has successfully extended the Northwest Zone mineralization 50 metres to the south of the two discovery drillholes, LM13-73 and LM13-74 (Section 106+00N).

Drillhole LM13-82 intersected a well mineralized interval between 309.0 and 351.6 metres downhole (42.6 m) which includes a base metal sulphide zone from 309 to 312 metres and a barite zone from 332.6 to 351.6 metres.

Drillhole LM13-83, located 35 metres up-dip of the LM13-82 intersection, cored a well mineralized interval between 275.1 and 354.1 metres downhole that contains local semi-massive to massive base metal sulphide zones.

The other four drillholes (LM13-84 to LM13-87) for which assays have been received to date all intersected favourable felsic volcanic stratigraphy similar to that associated with base metal sulphide zones. Each drillhole contains locally anomalous disseminated to stringer base metal mineralization.

Significant assay results to date:

Hole ID	Section		From (m)	To (m)	Length (m)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)
LM13-82	105	+50N	309.0	312.0	3.0	9.33	0.38	0.90	38.57	0.47
LM13-83	105	+50N	275.1	284.1	9.0	6.55	1.96	0.30	37.12	0.35
LM13-83	105	+50N	301.1	310.1	9.0	5.92	1.42	0.37	34.47	0.70
LM13-83	105	+50N	352.1	354.1	2.0	6.85	1.60	1.43	49.40	0.95
LM13-84	105	+50N	331.7	333.0	1.3	7.01	5.17	1.35	42.77	3.50
LM13-84	105	+50N	348.0	363.0	15.0	1.33	0.19	0.14	5.95	0.12
LM13-85	106	+50N				No significant assays
LM13-86	105	+00N	324.5	327.5	3.0	3.45	0.11	0.25	10.57	0.23
LM13-87	105	+00N	282.6	283.6	1.0	2.08	0.38	0.08	49.6	2.4

* All lengths are core lengths and interpreted to be near true widths

Drilling is continuing at the South Tally Pond project and is focused on expanding the Lemarchant mineral resource (see Press Release dated September 16, 2013).  Additional drilling of the Northwest Zone is planned including a step-out to the north.

South Tally Pond Project

The South Tally Pond project is a significant, 100%-owned land position covering 214 km2 of a highly prospective volcanogenic massive sulphide (“VMS”) geological belt in central Newfoundland. The Lemarchant Deposit, the most advanced target on the South Tally Pond property, is situated 20 km southwest of Teck Resources Limited’s Duck Pond copper-zinc mine in the same geological belt.

Previous drilling by Paragon Minerals Corporation (now a 100% owned subsidiary of Canadian Zinc) at the Lemarchant Deposit has outlined a significant precious metal-rich copper-lead-zinc VMS deposit with excellent potential to develop into a viable economic resource. An initial National Instrument (“NI”) 43-101 mineral resource estimate was completed in January 2012 on the Lemarchant Deposit and includes the following mineral resources, as of that date:

▪	Indicated Mineral Resource: 1.24 million tonnes grading 5.38% zinc, 0.58% copper, 1.19% lead, 1.01 g/t gold and 59.17 g/t silver (15.40% ZnEQ) using a 7.5% zinc equivalent grade cut-off.

▪	Inferred Mineral Resource: 1.34 million tonnes grading 3.70% zinc, 0.41% copper, 0.86% lead, 1.00 g/t gold and 50.41 g/t silver (11.97% ZnEQ) using a 7.5% zinc equivalent grade cut-off.

(See Technical Report and Mineral Resource Estimate on the Lemarchant Deposit, South Tally Pond VMS Project, central Newfoundland, dated March 2, 2012, filed on SEDAR under Paragon Minerals Corporation).

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key projects are the 100%-owned Prairie Creek property, a fully permitted, advanced-staged zinc-lead-silver property with mineable reserves, located in the Northwest Territories and the 100% owned South Tally Pond project, which includes the Lemarchant deposit, along with other property interests in central Newfoundland.

Canadian Zinc also recently entered into an agreement to acquire Messina Minerals, a mineral exploration company focused on base metals and gold properties in central Newfoundland, subject to approval of Messina shareholders at a Special General Meeting scheduled to be held on December 16, 2013. Messina holds the South Tulks Hill project with its Boomerang and Domino deposits situated near the South Tally Pond project. Boomerang and Domino are located approximately 50 km from the Lemarchant deposit (see CZN press release dated September 12, 2013).

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Quality Assurance and Quality Control

Drillhole intervals are core length and estimated to be near true thickness. Samples were analyzed for Au (1 assay ton), Ag, Cu, Pb and Zn at Eastern Analytical Labs in Springdale, NL from sawn NQ-sized half core sections.  Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of diamond drill core. All control samples conformed to the accepted contained grades of base and precious metals.  Select samples pulps were shipped to ALS Chemex in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples. Historical results were obtained from published reports and news releases available in the public domain.

Michael J. Vande Guchte., P.Geo., VP Canadian Zinc Corporation and VP Exploration for Paragon Minerals Corporation is responsible for the South Tally Pond exploration program, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.